Mail Stop 4561

May 29, 2009

Thomas Hagan
Corporate Secretary
Patient Portal Technologies, Inc.
8276 Willet Parkway
Baldwinsville, NY 13027

> **Re: Patient Portal Technologies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2009**
> **File No. 000-53145**

Dear Mr. Hagan:

We have reviewed your response letter and your revised preliminary proxy filed May 18, 2009 in connection with the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2009.

General

1.   As you have incorporated by reference financial information material to this proposal from your annual report, please note that we can not complete our review of your preliminary proxy statement until all comments on your Form 10-K for the fiscal year ended December 31, 2008 have been resolved.

2.   You indicate in your response to prior comment 2 that you filed your current certificate of incorporation and bylaws as exhibits to the proxy statement. We note that while these documents are listed in the exhibit index, they are not attached to the proxy statement or otherwise filed. Please append these documents to the proxy statement as exhibits or advise.

Proposal 2: Series C Convertible Preferred Stock, page 19

3.	We note your response to prior comment 3. Please also identify the information incorporated by reference on the last page(s) of the proxy statement. See Item 13(c)(2) of Schedule 14A.

4.	Please refer to prior comment 5. Pursuant to our phone conversation of May 29, 2009, please revise the table on page 28 to reflect the changes discussed.

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Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, please contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney